Computershare

082-00018

Investor Services

RECEIVED

2007 FEB 16 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Francine Beauséjour
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7590
Direct fax : (514) 982-7580
Francine.beausejour@computershare.com

1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

February 8, 2007

07021108

United States Securities &
Exchange Commission
Office of International Corporate
Finance Stop 3-9
450 - 5th Street, N.W.
Washington, D.C. 20549 U.S.A.

SUPPL

RE: DOMTAR INC.

Sir / Madam:

We confirm that the following material was sent by pre-paid mail on February 5, 2007, to the registered holders and non-objecting beneficial owners of Shares of Domtar:

1.	Notice of Special Meeting of Domtar Securityholders and Management Information Circular	(English or French)
2.	Letter of Transmittal and Election Form for Registered holders of Domtar Common Shares (blue – to registered holders of Common Shares)	(English or French)
3.	Form of Proxy (purple - to the registered holders of Common Shares)	(English or French)
4.	Form of Proxy (white – to the registered holders of Series A Preferred Shares)	(English or French)
5.	Form of Proxy (white – to the registered holders of Series B Preferred Shares)	(English or French)
6.	Form of Proxy (blue – to the holders of Options to purchase Common Shares)	(English or French)
7.	Voting Instruction Form (to non-objecting beneficial owners of Common Shares and of Series A & B Preferred Shares)	(English or French)
8.	Letter (to the holders of Options to purchase Common Shares)	(English or French)
9.	Notice (to non-objecting beneficial owners of Common Shares)	(English or French)
10.	Proxy Return Envelope	
	Canada & Internationation– prepaid	(Bilingual)
	USA – prepaid	(English)
11.	Security Return Envelope – not prepaid (to Registered holders of Common Shares)	(English)

PROCESSED
PROCESSED
FEB 20 2007
FEB 20 2007
THOMSON FINANCIAL
THOMSON FINANCIAL

dlw 2/16

Please do not hesitate to contact me should you have any questions or require further information.

Sincerely,
Computershare Trust Company of Canada

F. Beauséjour
Francine Beauséjour

FB/sb

c.c.: Domtar Inc.

END